Bgin Blockchain Ltd

September 15, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Sonia Bednarowski Sandra Hunter Berkheimer Kate Tillan Mark Brunhofer

Re:	Bgin Blockchain Ltd Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted on June 2, 2023 CIK No. 0001945565

Ladies and Gentlemen:

Bgin Blockchain Ltd (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 28, 2023 regarding the above-referenced confidential Amendment No. 2 to the Draft Registration Statement on Form F-1 submitted by the Company on June 2, 2023. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 3 to the Draft Registration Statement on Form F-1 (“Amendment No. 3 to the Draft Registration Statement”) is being submitted confidentially by the Company to accompany this response letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

General

1. Under an appropriately captioned heading, please provide greater details regarding your crypto asset custody policies and procedures and respond to the following, to the extent applicable:

●	disclose where you hold the crypto assets that are mined and briefly discuss what portion of the crypto assets are held in hot wallets, cold wallets, with an exchange, third-party custodian, or self-custodied. To the extent you use third parties, please identify them and discuss the material terms of any agreements you have with them;
●	regarding your disclosure that you exchange all of your mined crypto assets on a single day into Tethers the next day and place the Tethers in cold wallets, please disclose whether you hold the USDT on an exchange, with a third-party custodian, or self-custody;
●	please also identify the geographic location where the crypto assets are held in cold wallets and who will have access to the private keys;
●	identify the person(s) that have access to the crypto assets and whether any persons (e.g., auditors, etc.) are responsible for verifying the existence thereof. Also clarify whether any insurance providers have inspection rights associated with the crypto assets held in storage; and
●	identify the person(s) that have the authority to release the proceeds from your wallets.

Response: In response to the Staff’s comment, we have included relevant disclosure on page 4 under “Prospectus Summary— Our Crypto Asset Custody Policies and Procedures” of Amendment No. 3 to the Draft Registration Statement.

We respectfully advise the Staff that we do not currently maintain any insurance for our crypto assets, and therefore no insurance provider has any inspection right associated with the crypto assets held in storage.

2. We note your disclosure that you exchange all of your mined crypto assets on a single day into Tethers the next day. Please revise your disclosure to confirm whether you have consistently implemented this crypto holding policy for each day in 2023 such that all crypto assets mined on a single day have been exchanged into USDT on the immediately following day. Please also disclose whether your USDT balance has ever exceeded US$100,000.

Response: In response to the Staff’s comment, we revised our disclosure on pages 5, 34 and 35 of Amendment No. 3 to the Draft Registration Statement to disclose that we have exchanged all cryptocurrencies mined on a single day have been exchanged into USDT on the immediately following day throughout 2023. From January 1, 2023 to July 14, 2023, our USDT balance occasionally exceeded US$100,000. Since July 15, 2023, due to a material increase in the value of cryptocurrencies mined on a daily basis, our USDT balance exceeded the US$100,000 threshold on a regular basis.

Summary

Recent Developments, page 4

3. We note your disclosure that you had “stored cryptocurrencies valued at $1.04 million in the hot wallets maintained on FTX prior to its bankruptcy, and as of the date of this prospectus, [you] have not been able to withdraw any cryptocurrencies from FTX since its bankruptcy.” Please revise to disclose the particular crypto assets held at FTX at the time of its bankruptcy.

Response: In response to the Staff’s comment, we revised our disclosure on page 4, 33, 34, 76 and 85 of Amendment No. 3 to the Draft Registration Statement to disclosure that at the time of FTX’s bankruptcy, we only held Bitcoins in the hot wallets maintained with the exchange. We respectfully advise the Staff that we exchanged all cryptocurrencies stored with FTX into Bitcoins prior to its bankruptcy because our management believed that the Bitcoins were then traded at undervalued rates and would appreciate in the long term.

Risks Factors

Risks Related to Our Business and Industry

Recent bankruptcies and financial distress, page 33

4. We note your disclosure on page 33 that “[c]urrently, [you] exchange substantially all of [y]our mined cryptocurrencies on MEXC, TXBIT, Binance, KuCoin, OKX and Kraken.” Please revise to identify which Binance platform you use.

Response: We respectfully advise the Staff that we use Binance.com, the global crypto exchange, and not Binance.US. In response to the Staff’s comment, we revised our disclosure on page 33 of Amendment No. 3 to the Draft Registration Statement to that we use Binance.com.

Risks Related to Government Regulation Regulatory Framework

If cryptocurrencies are determined to be investment securities, page 46

5. We note your disclosure on pages 46 and 48 that:

●	The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset as a security;
●	Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Ethereum is a security (in its current form);
●	Bitcoin and Ethereum are the only cryptocurrencies that senior officials at the SEC have publicly stated are unlikely to be considered securities;
●	With respect to all other cryptocurrencies, there is no certainty under the applicable legal test that such assets are not securities; and
●	Although the SEC and courts are providing increasing guidance on the treatment of cryptocurrencies for purposes of the U.S. federal securities laws and the legal tests to determine whether an instrument is a “security” are well-established by U.S. Supreme Court, this continues to be an evolving area of law.

Please remove or revise these statements in light of the fact that the Commission has identified numerous crypto assets as securities, the reference to public statements about Ethereum in its current form are inaccurate, the legal tests are well-established by U.S. Supreme Court case law, and the Commission and staff have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Response: In response to the Staff’s comment, we revised our disclosure on pages 46 and 48 of Amendment No. 3 to the Draft Registration Statement to remove those statements in light of the fact that the Commission has identified numerous crypto assets as securities, the reference to public statements about Ethereum in its current form are inaccurate, the legal tests are well-established by U.S. Supreme Court case law, and the Commission and staff have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Our Results of Operations, page 70

6. We acknowledge your response to comment 10. As previously requested, please include in your key indicators of performance, the daily average number of GPUs for each period presented, in order to provide context and support trends in your key operating and financial indicators, or tell us why the information is not included. Further, in the first table on page 74, you include a column for average price in U.S. dollars for each cryptocurrency mined during the periods presented. This metric appears to be the industry metric for the cryptocurrency and not the average price in U.S. dollars for what you mined for each cryptocurrency. For example, based on the data provided for TRB on pages 96 and 97, the average price per unit for the company for TRB in 2021 was $53.35 based on 2021 revenues of $14,126,830 and total units mined of 264,805. Please revise to present the metric for the company.

Response: We respectfully advise the Staff that we have not used and do not currently use GPUs for our mining activities, and therefore we have not included such information in the discussions relating to key indicators of performance. In response to the Staff’s comment, we revised our first table on page 74 of Amendment No. 3 to the Draft Registration Statement to present the average price in U.S. dollars for what we mined for each cryptocurrency.

Volatility in Market Price of Cryptocurrencies, page 71

7. We acknowledge your response to comment 13. Refer to the footnotes to the first table on page 72, where you disclose the source of the pricing information. For any source used that was not your principal market for the related cryptocurrency, please tell us why you used that source and not your principal market information since the principal market data should best reflect the pricing impacting the company.

Response: We respectfully advise the Staff that the historic prices and price volatility information for cryptocurrencies DGB, TON and KAS was not derived from our principal market for the related cryptocurrency, due to the following reasons:

DGB. We were not able to retrieve the information for DGB from Bittrex or OKX, the principal markets for this cryptocurrency, because the historic price information of these two markets were incomplete for the periods when we mined DGB.

TON. We were not able to retrieve the information for TON from FTX, the principal market for this cryptocurrency, as the platform has gone bankrupt and the relevant information is no longer available to us.

KAS. We were not able to retrieve the historic information for KAS from the principal market because relevant information covering the whole reporting periods for the years ended December 31, 2021 and 2022 was not available in the platform’s database.

8. We acknowledge your response to comment 14. The table does not include any cryptocurrencies with a period mined after June 2022. Please update the table for all of fiscal 2022. Further, we note that the periods mined do not wholly agree to the similar information in the table on page 84 and the tables for each cryptocurrency on pages 96 to 99. We also note that the tables on pages 96 to 99 do not wholly agree to the similar information on page 84. Please reconcile and revise as necessary.

Response: In response to the Staff’s comment, we updated the table on page 72 of Amendment No. 3 to the Draft Registration Statement to cover the period for all of fiscal 2022 and updated the disclosure on page 84 of Amendment No. 3 to the Draft Registration Statement to reconcile the information presented among pages 72, 84 and pages 96 through 99 of Amendment No. 3 to the Draft Registration Statement.

Results of Operations, page 72

9. Refer to your response to comment 16. Please revise to include a comprehensive breakeven analysis for each crypto asset that you earn or mine that compares the cost to earn/mine one crypto asset with the value of the crypto asset. The analysis should include the fixed and variable per unit mining costs of each of your crypto assets, including non-electricity costs attributable to your mining activities.

Response: In response to the Staff’s comment, we revised our disclosure to include a table on page 75 of Amendment No. 3 to the Draft Registration Statement, presenting a comprehensive breakeven analysis for each crypto asset we earned or mined during the reporting periods, which compares the cost to earn/mine one crypto asset with the value of the crypto asset.

Comparison of the Fiscal Years Ended December 31, 2022 and December 31, 2021 Revenue, costs of sales and gross profit margin, page 73

10. We acknowledge your response to comment 17. In the second table on page 73, you show negative amounts for revenues and expenses for the TRB cryptocurrency in 2022. Please revise the disclosure following the table to explain why the amounts for TRB are negative.

Response: In response to the Staff’s comment, we updated our disclosure in the tables on pages 73 and 96 of Amendment No. 3 to the Draft Registration Statement to show that the revenue and expenses for TRB in 2022 were zero.

Global inflation, page 69

11. In the paragraph following the first table on page 74 you indicate that when network difficulty increases, it also makes the blockchain network more expensive to mine and that miner revenue will generally also increase to reflect its increased efforts in processing a block in the blockchain. Please tell us why miner revenue will also increase when network difficulty increases. In this regard, we generally understand that network difficulty increases when total mining hash rate competition increases in an effort to keep the time to process a block relatively constant. As a result, it would appear that the blockchain reward for writing an individual block would stay relatively constant and overall margin would generally decrease because of either additional hash rate computing power applied by an individual miner or relatively lower probability of successfully solving and writing the block if that miner’s hash rate is kept constant.

Response: In response to the Staff’s comment, we revised the disclosure in the paragraph following the first table on page 74 of Amendment No. 3 to the Draft Registration Statement to disclose that when network difficulty increases, miner revenue will generally decrease, reflecting a decreased overall margin and increased difficulty and competition among miners in processing a block in the blockchain.

12. In the last paragraph under this heading on page 74 you indicate that the average difficulty for DERO, NIM and DGB decreased in 2022 compared to 2021. In the first table provided on page 74, it appears that the average difficulty for DERO increased in 2022. Please revise your disclosure accordingly and explain why the DERO difficulty trended differently.

Response: In response to the Staff’s comment, we revised our disclosure in the latest paragraph under the heading “Revenue, costs of sales and gross profit margin” on page 74 of Amendment No. 3 to the Draft Registration Statement to remove the statement that the average difficulty for DERO decreased in 2022 compared to 2021.

With respect to the DERO’s difficulty trending differently than the others, we would like to explain here that it was simply how the platform performed and we had no control over the setting its difficulty. The network difficulty of a cryptocurrency platform reflects the total hash rate of that platform. The network difficulty generally increase as the total hash rate of the platform increases. We observed the total hash rate of the DERO platform increased in the period we mined in fiscal 2022 (401.05 MH/s) compared to the period we mined in fiscal 2021 (341.24 MH/s). The total hash rate of the platform is not the same as our average hash rate. Our hash rate reflects the number of the units we put into mining of a cryptocurrency. The higher number of units we put into mining of a particular cryptocurrency, the higher our average hash rate it will be. The revenues from DERO in both fiscal 2022 and 2021 were not a large amount compared to revenues from other major cryptocurrencies we mined and the total revenues for both years. Since revenue of DERO only represented a very small percentage of our total revenue (2% and 3% in fiscal 2022 and 2021 respectively) and we only mined 3 months in fiscal 2022 and discontinued the mining of DERO, we consider the current disclosure is sufficient and adding additional disclosure to explain the details regarding the trending of DERO network difficulty is not necessary.

Critical accounting policies

Revenue recognition, page 79

13. We acknowledge your response to comment 41, and although you indicate in your response that you revised your policy disclosure, the disclosure here continues to reference ownership of a mining pool. Please revise your disclosure to remove the reference to your own mining pool or explain to us why this disclosure is correct.

Response: In response to the Staff’s comment, we revised our disclosure on page 79 of Amendment No. 3 to the Draft Registration Statement to remove the reference to our own mining pool.

Total Market Capitalization of Cryptocurrencies, page 81

14. We note that the tables on pages 81 and 83 include information as of December 31, 2018, 2020 and 2021. Please revise to update these tables to include information as of a more recent date. In addition, please revise your disclosure to clarify why you include the “total market capitalization of the selected alternative cryptocurrencies, including CKB (Nervos Network), HNS (Handshake), TRB (Tellor), and DGB (DigiByte).”

Response: In response to the Staff’s comment, we revised the tables on page 81 and 83 of Amendment No. 3 to the Draft Registration Statement to include information as of December 31, 2022. We also revised our disclosure on page 83 to clarify that we included the total market capitalization of certain selected alternative cryptocurrencies because we generated material amount of revenue during the fiscal years ended December 31, 2020, 2021 and 2022 from mining these types of cryptocurrencies, and we updated the types of selected alternative cryptocurrencies to also include DERO, TON, NIM and KAS, as the mining of each of these types of cryptocurrencies generated us a material amount of revenue for the fiscal years ended December 31, 2021 and/or 2022.

Methods of Power Generation and Environmental Initiatives, page 102

15. Refer to your response to comment 27. Please revise your disclosure so that it is consistent with the publicly available information on the Nebraska Department of Energy website or advise. In this regard, we note that the Nebraska Department of Energy website states that, in 2021, 50.99% of energy was generated from coal, 25.30% was generated from wind, 18.15% was generated from nuclear power, 3.10% was generated from natural gas and 2.96% was generated from hydroelectric power.

Response: In response to the Staff’s comment, we revised our disclosure on page 102 of Amendment No. 3 to the Draft Registration Statement to disclose that in 2021, Nebraska obtained approximately 50.99% of its in-state electricity net generation from coal, 25.30% from wind, 18.15% from nuclear power, 3.10% from natural gas, and 2.96% from hydropower.

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

16. We acknowledge your responses to comments 34 and 35. Please respond to the following:

●	We note that you present an amount for income (loss) from operations in your statements of operations. Per ASC 360-10-45-5, if a subtotal such as income from operations is presented, such as the one you present, you should include the amount of gains or losses recognized on the sale of a long-lived asset, that is not a discontinued operation, within that total. Further, per ASC 610-20-15-2, except as described in ASC 610-20-15-4, this guidance applies to gains or losses recognized upon the derecognition of nonfinancial assets and in substance nonfinancial assets. Nonfinancial assets include intangible assets. Accordingly, tell us why the realized gains and losses on the sales of your cryptocurrencies, which are intangible assets, should not be included within income or loss from operations. Also refer to ASC 610-20-15-4 and the decision tree in ASC 610-20-15-10.
●	For cryptocurrency intangible asset sales that are in the scope of ASC 610-20, tell us why you would not classify cryptocurrency intangible asset impairment losses similarly to the gains and losses from the sale of those cryptocurrency intangible assets in computing income or loss from operations.

Response: In response to the Staff’s comment, we revised our disclosure on pages 72 and F-4 of Amendment No. 3 to the Draft Registration Statement to include two line items, “Realized (gain)/loss on sale/exchange of cryptocurrencies” and “Impairment of cryptocurrencies,” under operating costs and expenses within our consolidated statements of operations and comprehensive income (loss).

17. We acknowledge your response to comment 36. Please revise your presentation to include bank service charges with your general and administrative expenses or tell us in detail why such costs are not a normal part of operating any business and why they are appropriately reflected as other expenses outside your income/loss from operations.

Response: In response to the Staff’s comment, we revised our disclosure on pages 72, 75 and F-4 of Amendment No. 3 to the Draft Registration Statement to revise our presentation to include bank service charges with our general and administrative expenses.

Consolidated Statements of Cash Flows, page F-6

18. We acknowledge your response to comment 39, however we continue to note that your description for financing activities does not reflect that cash was provided in fiscal 2022 and used in fiscal 2021. Please revise.

Response: In response to the Staff’s comment, we revised our disclosure in our consolidated statements of cash flows on page F-6 of Amendment No. 3 to the Draft Registration Statement to reflect that cash was provided in fiscal 2022 and used in fiscal 2021.

Note 2. Summary of Significant Accounting Policies

Reorganization, page F-7

19. In your response to comment 40, you told us that before the reorganization, Mr. Wu and Mr. Li collectively controlled Bgin HK, and after the reorganization, Mr. Wu controls Bgin HK. That is, before the June 2022 corporate reorganization, Mr. Wu held 20.92% of the issued share capital and voting rights of Bgin HK, the sole operating company before the reorganization, and Mr. Li held 35.17% of the issued share capital and voting rights of Bgin HK. After the June 2022 reorganization, Mr. Wu holds 20.92% of the issued share capital and 56.95% of the voting rights of the company, and Mr. Li holds 35.17% of the issued share capital and 19.15% of the voting rights of the company. Please respond to the following:

●	Provide us with a reasonably detailed analysis explaining the June 2022 reorganization, including the entities involved and the ownership / voting interests of the entities before and after the reorganization. Also explain the nature of each company in the reorganization, including whether it was a business, had any operations or assets, etc.
●	Tell us why the entities Gestion Bgin Inc. and Infrastructure Bgin Inc. identified in your response are not identified as consolidated entities on page F-7.
●	Tell us how you determined the voting rights percentages of the shareholders after the organization. Tell us the significant terms of any agreement or rights attached to the stock held.
●	You told us that for certain entities involved in the June 2022 reorganization, namely Bgin Infrastructure, LLC, Bgin Management, LLC, Bgin Tech Pte. Ltd., Gestion Bgin Inc. and Infrastructure Bgin Inc., Mr. Wu was the sole shareholder of these entities prior to the reorganization. Also, you told us that these entities were formed with the reorganization in mind, and Mr. Wu acted as the sole shareholder of these companies prior to reorganization for ease of administration and management. Tell us whether any or all of these entities were operating companies or shell companies with no assets or operations prior to the reorganization.
●	Tell us what happened to Bgin Infrastructure US and Bgin Management, through which you conduct your mining business in the State of Nebraska, in the reorganization.
●	You told us that Mr. Wu received additional voting rights from the other shareholders, including Mr. Li, after the reorganization due to Mr. Wu’s extensive engineering and hardware development experience and expertise and that he is more suited to act as the main decision- and strategy-maker for the business operations, which can be highly technology driven and oriented. Tell us the nature and amount of any consideration exchanged. Tell us how you accounted for and valued the transfer and why.
●	In your response to prior comment 35 in your letter dated January 18, 2023, you told us that Mr. Wu was the sole shareholder of Bgin HK. Please reconcile that response with your response to comment 40 in your letter dated June 2, 2023.
●	Tell us about your analysis of the accounting for the reorganization and how you determined that there was common control and why the reorganization should be treated as a combination between entities under common control pursuant to ASC 805-50. In your response tell us why combined ownership by two individuals represents control. Discuss the nature of any family relationships or contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert. Refer to ASC 810-10-15-8.

Response:

● Provide us with a reasonably detailed analysis explaining the June 2022 reorganization, including the entities involved and the ownership / voting interests of the entities before and after the reorganization. Also explain the nature of each company in the reorganization, including whether it was a business, had any operations or assets, etc.

The following is a table presenting certain information of each entity involved in the June 2022 reorganization, including the ownership/voting interests of such entity before and after the reorganization, the nature of such company in the organization, including whether it was a business, had any operations or assets prior to the reorganization. The following ownership/voting interests represent beneficial ownership in these entities held by Mr. Li and Mr. Wu, before and after the reorganization. For details on the Company’s corporate structure as of the date of this letter, see “Corporate History and Structure” in Amendment No. 3 to the Draft Registration Statement, and for further details on Mr. Li’s and Mr. Wu’s beneficial ownership in the Company’s ordinary shares, see “Principal Shareholders” in Amendment No. 3 to the Draft Registration Statement.

	Ownership/Voting Interests before the Reorganization		Ownership/Voting Interests after the Reorganization		Operations and Assets prior to the Reorganization
Name of the Entity	Equity/Ownership Interests	Voting Power	Equity/Ownership Interests	Voting Power
Bgin Tech Limited (“Bgin HK”)	35.17% held by Mr. Qiuhua Li; 20.92% held by Mr. Qingfeng Wu;	56.09% collectively held by Mr. Qiuhua Li and Mr. Qingfeng Wu pursuant to that certain shareholder voting agreement dated March 18, 2019	35.17% held by Mr. Qiuhua Li; 20.92% held by Mr. Qingfeng Wu	19.15% held by Mr. Qiuhua Li; 56.95% held by Mr. Qingfeng Wu	Conducted the majority of business operations and held the majority of assets of the Group, including all the mining machines, prior to reorganization

Bgin Infrastructure, LLC	100% owned by Mr. Qingfeng Wu	100% owned by Mr. Qingfeng Wu	35.17% held by Mr. Qiuhua Li; 20.92% held by Mr. Qingfeng Wu	19.15% held by Mr. Qiuhua Li; 56.95% held by Mr. Qingfeng Wu	Sole business activities were to invest in and build mining farms. Held assets representing 15.88% of the total assets of the Group before the reorganization.

Bgin Management, LLC	100% owned by Mr. Qingfeng Wu	100% owned by Mr. Qingfeng Wu	28.14% held by Mr. Qiuhua Li; 16.74% held by Mr. Qingfeng Wu	15.32% held by Mr. Qiuhua Li; 45.56% held by Mr. Qingfeng Wu	Sole business activities were to lease hosting facilities. No assets prior to the reorganization.

Bgin Tech Pte. Ltd.	100% owned by Mr. Qingfeng Wu	100% owned by Mr. Qingfeng Wu	35.17% held by Mr. Qiuhua Li; 20.92% held by Mr. Qingfeng Wu	19.15% held by Mr. Qiuhua Li; 56.95% held by Mr. Qingfeng Wu	No assets or business activities prior to the reorganization.

Gestion Bgin Inc.	100% owned by Mr. Qingfeng Wu	100% owned by Mr. Qingfeng Wu	35.17% held by Mr. Qiuhua Li; 20.92% held by Mr. Qingfeng Wu	19.15% held by Mr. Qiuhua Li; 56.95% held by Mr. Qingfeng Wu	No assets or business activities prior to the reorganization.

Infrastructure Bgin Inc.	100% owned by Mr. Qingfeng Wu	100% owned by Mr. Qingfeng Wu	35.17% held by Mr. Qiuhua Li; 20.92% held by Mr. Qingfeng Wu	19.15% held by Mr. Qiuhua Li; 56.95% held by Mr. Qingfeng Wu	No assets or business activities prior to the reorganization.

● Tell us why the entities Gestion Bgin Inc. and Infrastructure Bgin Inc. identified in your response are not identified as consolidated entities on page F-7.

We respectfully advise the Staff that we have revised the table on page F-7 and the two entities are now included as consolidated entities.

● Tell us how you determined the voting rights percentages of the shareholders after the organization. Tell us the significant terms of any agreement or rights attached to the stock held.

We respectfully advise the Staff that during the reorganization process, through a share owner agreement executed among all then-shareholders of Bgin Tech Limited, our main operating subsidiary formed under the laws of Hong Kong (“Bgin HK”), dated March 22, 2022, all shareholders agreed that the share capital of the ultimate holding company to be incorporated in the Cayman Islands shall consist of Class A and Class B ordinary shares, with Class B ordinary shares each entitling its holder with five votes. Taking into account the engineering and hardware development expertise held by Mr. Wu and the expectation that Mr. Wu shall act as the main decision-maker and strategy-maker for the Company’s business operation after reorganization, the agreement allocates Class B ordinary shares of the Company to Mr. Wu, and implicitly allocates Class A ordinary shares to all the other shareholders, with each shareholder’s economic interests unchanged before and after the reorganization. The agreement provides that each Class B ordinary share shall be entitled to five votes per share, which the parties to the share owner agreement believed would be sufficient in providing Mr. Wu the power to control the shareholder actions after the completion of the Company’s initial public offering. The agreement also provides for terms governing the conversion process and mechanics between Class B ordinary shares and Class A ordinary shares.

● You told us that for certain entities involved in the June 2022 reorganization, namely Bgin Infrastructure, LLC, Bgin Management, LLC, Bgin Tech Pte. Ltd., Gestion Bgin Inc. and Infrastructure Bgin Inc., Mr. Wu was the sole shareholder of these entities prior to the reorganization. Also, you told us that these entities were formed with the reorganization in mind, and Mr. Wu acted as the sole shareholder of these companies prior to reorganization for ease of administration and management. Tell us whether any or all of these entities were operating companies or shell companies with no assets or operations prior to the reorganization.

We respectfully advise the Staff that prior to the June 2022 reorganization, Bgin Tech Pte. Ltd., Gestion Bgin Inc., and Infrastructure Bgin Inc. did not have any operations or assets prior to the reorganization and were shell companies at that time. We respectfully advise the Staff that prior to the June 2022 reorganization, Bgin Infrastructure, LLC was solely engaged in the investment and building of mining farms, and Bgin Management, LLC was solely engaged in the leasing of hosting facilities from third parties. Bgin Infrastructure, LLC held assets prior to the June 2022 reorganization, representing approximately 15.88% of the total assets of the Company and its subsidiaries at that time, and Bgin Management, LLC did not have any assets prior to the reorganization.

● Tell us what happened to Bgin Infrastructure US and Bgin Management, through which you conduct your mining business in the State of Nebraska, in the reorganization.

We respectfully advise the Staff that information regarding the ownership / voting interests of Bgin Infrastructure US and Bgin Management before and after the reorganization, as well as the nature of these two entities before the June 2022 reorganization was presented in the table included as part of the response to bullet point No. 1 above. We respectfully advise the Staff that Bgin Infrastructure US and Bgin Management did not operate any mining machines before the June 2022 reorganization, before which, in anticipation of the transportation of mining machines from mainland China to the U.S. at that time, Bgin Infrastructure US was solely engaged in the investment in and building of mining farms, and Bgin Management was solely engaged in the leasing of hosting facilities from third parties.

During the June 2022 reorganization, the securities of Bgin Infrastructure US solely held by Mr. Qingfeng Wu was transferred to Bgin Field Limited, a British Virgin Islands company and a wholly owned subsidiary of the Company. The securities of Bgin Management solely held by Mr. Qingfeng Wu was transferred as to 80% to Bgin HK, as to 12% to Jian Zhou, an individual and an employee of Bgin Management, and as to 8% to Bin Shu, an individual and an employee of Bgin Management, pursuant to that certain partnership between among Bgin HK, Bgin Management, Jian Zhou and Bin Shu, entered into in March 2022. The shares in Bgin Management held by Bgin HK were subsequently transferred to Bgin US Limited, a British Virgin Islands company and an indirect wholly-owned subsidiary of the Company, in June 2022.

● You told us that Mr. Wu received additional voting rights from the other shareholders, including Mr. Li, after the reorganization due to Mr. Wu’s extensive engineering and hardware development experience and expertise and that he is more suited to act as the main decision- and strategy-maker for the business operations, which can be highly technology driven and oriented. Tell us the nature and amount of any consideration exchanged. Tell us how you accounted for and valued the transfer and why.

We respectfully advise the Staff that through a share owner agreement executed among all then-shareholders of Bgin HK, dated March 22, 2022, the shareholders acknowledged Mr. Wu’s expertise in engineering and hardware development and that Mr. Wu, replying on his expertise, shall be responsible for leading the Company, upon its formation, in its major business and strategic decisions. In consideration, the shareholders agreed that, upon formation of the Company, Mr. Wu shall receive Class B ordinary shares of the Company. This arrangement did not involve any monetary consideration among the shareholders. Since these are arrangements and transactions among the shareholders, they are not considered accounting transactions of the Company. As such, this agreement did not result in any impact to the accounting of the Company’s financial statements.

● In your response to prior comment 35 in your letter dated January 18, 2023, you told us that Mr. Wu was the sole shareholder of Bgin HK. Please reconcile that response with your response to comment 40 in your letter dated June 2, 2023.

We respectfully confirm that our response in the letter dated June 2, 2023 represents an accurate description of the shareholding information of Bgin HK before reorganization. Mr. Wu held 20.92% of the issued share capital of Bgin HK before the June 2022 corporate reorganization, and Mr. Li held 35.17% of the issued share capital of Bgin HK before the reorganization. Mr. Li and Mr. Wu collectively held 56.09% of the voting power of Bgin HK before the reorganization pursuant to that certain shareholder voting agreement dated March 18, 2019.

● Tell us about your analysis of the accounting for the reorganization and how you determined that there was common control and why the reorganization should be treated as a combination between entities under common control pursuant to ASC 805-50. In your response tell us why combined ownership by two individuals represents control. Discuss the nature of any family relationships or contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert. Refer to ASC 810-10-15-8.

We respectfully advise the Staff that as outlined in the above table, Mr. Wu and Mr. Li jointly held over 50% of voting interests in the Company’s primary operating entity, Bgin HK, and other shell or holding entities before the reorganization. Mr. Wu and Mr. Li also jointly holds over 50% of Bgin HK and other shell or holding entities within the group after reorganization. We followed The Emerging Issues Task Force (“EITF”) guidance “Definition of “Common Control” in Relation to FASB Statement No. 141 (EITF 02-5)” to determine whether there was common control before and after the reorganization. According to ITF 02-5, common control exists between (or among) separate entities in the following situations:

●	An individual or enterprise holds more than 50% of the voting ownership interest of each entity.
●	A group of shareholders holds more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.
●	Immediate family members (married couples and their children, but not their grandchildren) hold more than 50% of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert). Entities may be owned in varying combinations among living siblings and their children. Those situations require careful consideration regarding the substance of the ownership and voting relationships.

Mr. Wu and Mr. Li jointly holds more than 50% of the voting ownership interests in all the entities within the group before and after the reorganization. In addition, on March 18, 2019, Mr. Wu and Mr. Li entered into a shareholder voting agreement with respect to the shares they each held in Bgin HK, whereby each of Mr. Wu and Mr. Li agreed to vote in concert all shares then owned or subsequently acquired by him in Bgin HK in any shareholder meeting of Bgin HK. As such, common control exists among these entities within the reorganization group.

Since common control exists, we believe that the reorganization should be treated as a combination between entities under common control pursuant to ASC 805-50.

Revenue Recognition, page F-9

20. We acknowledge your response to comment 42. Please respond to the following:

●	Tell us whether you consider the blockchain to be your customer or whether you apply ASC 606 by analogy.
●	The link you provided for TRB did not work and the links provided for TON and NIM did not provide the information necessary to understand all of the terms associated with your mining activities, including each party’s rights and payment terms. Provide us with the requested information. Refer to ASC 606-10-25-1 through 25-2. In addition, provide this information for the KAS cryptocurrency.
●	Under ASC 606-10-32-21, you should measure the estimated fair value of noncash consideration at contract inception (that is, the date at which the criteria in paragraph 606-10-25-1 are met) to determine the transaction price. Accordingly, explain to us how you considered this guidance and applied it in recognizing revenue under ASC 606. Your response should tell us specifically when contract inception occurs for the TRB, TON, NIM, and KAS cryptocurrencies.
●	Tell us why you believe that your accounting policy, to measure the noncash consideration you receive at fair value at the time received, is consistent with ASC 606-10-32-21.

Response: In response to the Staff’s comment, we do not consider the blockchain to be our customer and we are applying ASC 606 by analogy. Below is our analysis:

According to ASC 606, under Identifying the Contract subsection, ASC 606-10-25-1 states that “An entity shall account for a contract with a customer that is within the scope of this Topic only when all of the following criteria are met:

a)	The parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations.

b)	The entity can identify each party’s rights regarding the goods or services to be transferred.

c)	The entity can identify the payment terms for the goods or services to be transferred.

d)	The contract has commercial substance (that is, the risk, timing, or amount of the entity’s future cash flows is expected to change as a result of the contract).

e)	It is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer (see paragraphs 606-10-55-3A through 55-3C). In evaluating whether collectibility of an amount of consideration is probable, an entity shall consider only the customer’s ability and intention to pay that amount of consideration when it is due. The amount of consideration to which the entity will be entitled may be less than the price stated in the contract if the consideration is variable because the entity may offer the customer a price concession (see paragraph 606-10-32-7).

The Company does not sign any approved contacts with the blockchain. There are no commitments for each party to perform any committed obligations. The Company can connect and disconnect from the blockchains anytime. The blockchain does not specifically request the Company to perform the mining activities and does not the guarantee to the Company that a reward will be given through its mining activities. There are no identified payment terms. The Company may or may not earn a digital coin by providing its computing power services. The collectability of a reward is not probable until the digital coin is confirmed and received. Therefore, it is not probable to determine whether the Company will receive a reward or not at the time it connects to the blockchain and starts providing computing power services. As such, the Company’s mining activities do not meet majority of the criteria as outlined in ASC 606-10-25-1 above. There is not a contract with the blockchain. The Company is applying ASC 606 by analogy.

Since there is not a contact between the Company and the blockchain, the links for TRB, TON and NIM mentioned in the Staff’s comment are no longer relevant.

We understand that under ASC 606-10-32-21, we should measure the estimated fair value of noncash consideration at contract inception (that is, the date at which the criteria in paragraph ASC 606-10-25-1 are met) to determine the transaction price. As discussed above, the Company’s mining activities do not meet the criteria outlined in ASC 606-10-25-1. As such, there is no contact inception. We applied ASC 606-10-25-1,e by analogy to determine the collectability of consideration. We believe it is only at the point of time when we received a digital reward from the blockchain, the probability criterion of collecting substantially all of the consideration is met. Before this point, the Company cannot reasonably estimate whether it is probable that it can earn any rewards and how much it can earn. Therefore, for the Company’s mining activities, when applying ASC 606-10-32-21 by analogy, the time of contact inception is the time when the Company receives a digital reward.

Cryptocurrencies, page F-10

21. We acknowledge your response to comment 46. Please respond to the following:

●	Tell us if you also considered, in the identification of your principal or most advantageous market for your cryptocurrencies, whether you have access to the principal (or most advantageous) market at the measurement date. Refer to ASC 820-10-35-6A.
●	You told us that you consider the total volume of the trading activities in the market and whether the market is ranked among the top trading markets for the cryptocurrency. Tell us how you considered the definition of principal market which is the market with the greatest volume and level of activity for the asset or liability.
●	Tell us whether MEXC or TXBIT is your principal market for KAS and why, considering that the guidance in ASC 820-10-35-5 contemplates a single principal or most advantageous market.
●	On page 33, you disclose that the only exchanges you use in fiscal 2023 are MEXC and TXBIT. Tell us why and if this is because you only mine for KAS in fiscal 2023 and how you considered impairment testing for your other cryptocurrencies held at Decembers 31, 2022 and thereafter.
●	Tell us the principal market you use to value USDT and explain why.

Response: In response to the Staff’s comment, please see below our responses:

●	Tell us if you also considered, in the identification of your principal or most advantageous market for your cryptocurrencies, whether you have access to the principal (or most advantageous) market at the measurement date. Refer to ASC 820-10-35-6A.

We respectfully confirmed that we considered the accessibility of the principal (or most advantageous) market in the identification of our cryptocurrencies and we had access to the principal (or most advantageous) market at the measurement date. .

●	You told us that you consider the total volume of the trading activities in the market and whether the market is ranked among the top trading markets for the cryptocurrency. Tell us how you considered the definition of principal market which is the market with the greatest volume and level of activity for the asset or liability.

When accessing the top trading markets, we understand that the top trading markets generally have the greatest volume and level of activity. As such, we do not believe our identification of principal market is inconsistent with the definition of principal market.

●	Tell us whether MEXC or TXBIT is your principal market for KAS and why, considering that the guidance in ASC 820-10-35-5 contemplates a single principal or most advantageous market.

We respectfully confirmed that MEXC is our principal market for KAS, because MEXC has the largest trading volume of KAS.

●	On page 33, you disclose that the only exchanges you use in fiscal 2023 are MEXC and TXBIT. Tell us why and if this is because you only mine for KAS in fiscal 2023 and how you considered impairment testing for your other cryptocurrencies held at Decembers 31, 2022 and thereafter.

We respectfully confirmed that the cryptocurrencies we primarily mined were KAS and IRONFISH. We also mined immaterial amount of NIM coin (approximately USD$20,000). For all our cryptocurrencies held as of December 31, 2022 and thereafter, we performed impairment testing based on our routine impairment accounting practice, i.e., when events or changes in circumstances indicate that it is more likely than not that the asset is impaired. In addition, the cryptocurrencies we held as of December 31, 2022 and thereafter have been subsequently sold.

●	Tell us the principal market you use to value USDT and explain why.

We respectfully advise the staff that we only store our USDT in cold wallets and do not store them in third-party trading platforms. USDT is deemed to be the same value as USD, i.e. $1USDT=$1USD. As such, we assign one U.S. dollar to each unit of our USDT.

22. We acknowledge your response to comment 47. You told us that you follow accounting policies that you believe are commonly used by companies in the cryptocurrency mining industry for the analysis of the impairment of your cryptocurrencies. You believe the common accounting practice is to conduct the analysis on a reporting period basis. Further, you believe there is not currently any specific U.S. GAAP guidance on how to account for cryptocurrencies. We observe that the FASB codification is the source of authoritative generally accepted accounting principles and that there is codification guidance whose scope applies to your transactions. Please address the following:

●	We note that ASC 350-30-35-19 states that if the carrying amount exceeds fair value, then the entity shall recognize an impairment loss equal to that excess. Also, per ASC 350-30-35-18, the test is annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Tell us why you believe that anytime the market price is below carrying value is not an event or circumstance that indicates it is more likely than not that the asset is impaired. Further, ASC 350-30-35-18B requires assessment of all relevant events and circumstances that could affect the significant inputs to fair value. We note that a market price would be a significant input and a market price below carrying value would indicate more likely than not that an impairment exists.
●	Per ASC 350-50-35-20, a subsequent reversal of a previously recognized impairment loss is prohibited. Tell us how you considered whether your policy of only considering impairment on an annual basis is consistent with this guidance since you would be ignoring any impairments that occur during the year.

●	In your response, you told us that the key concept in ASC 350-30-35-18B is whether it is more likely than not that an impairment exists. You note that due to fluctuations in price of the cryptocurrencies, the fluctuations do not necessarily indicate that a crypto asset is more likely than not impaired. In your application of ASC 350-30-35-18B, tell us at what point impairment would occur, if not whenever the fair market value is below the carrying amount.
●	Further, tell us whether you would recognize an impairment loss for your cryptocurrency if, at your annual testing date and time, the carrying amount exceeds fair value. Tell us how timing only at period end is relevant to the analysis of determining whether or not impairment exists.
●	In your response, you told us that if you were to follow the guidance in ASC 350-30-35-18 to test more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired, it would be impractical and create undue costs and efforts to record the impairment on a frequent basis. On page 80, you disclose that there is significant, consistent daily trading volume on readily available cryptocurrency exchanges, and there are no limitations or restrictions on your ability to sell cryptocurrencies. Tell us why then it is not practical and there are undue costs and efforts to perform the impairment analysis on other than an annual basis given the consistent daily trading volume on readily available cryptocurrency exchanges, and how this assessment is relevant in the application of ASC 350.
●	Revise your accounting policy disclosure for impairments of cryptocurrencies, prior to effectiveness, to clarify your accounting policy. You may make these revisions once we have completed commenting on the accounting policy. The revision should include a discussion regarding your policy to opt out of the qualitative assessment, similar to your January 18, 2023 response letter.

Response: In response to the Staff’s comment, we have revised our impairment tests. Our impairment assess is now performed more frequently, on the basis of when events or changes in circumstances indicate that it is more likely than not that the asset is impaired. We compared the cost of each cryptocurrency we mined to its subsequent market price on a daily basis. When the cost of the cryptocurrency is higher than the daily lowest market price on a certain date, the cryptocurrency is deemed impaired and its carrying value is impaired to the lowest market price on that date. The after impaired value becomes the new cost of the cryptocurrency. Any previously impaired amount is not reversed.

23. We acknowledge your response to prior comment 51. Please address the following:

●	Tell us why you indicate that there is no specific U.S. GAAP guidance regarding how cryptocurrencies should be accounted for when cryptocurrencies are intangible assets and ASC 350-30-30-1 indicates how intangible assets acquired should be measured. As this guidance only specifically excludes intangible assets acquired in a business combination, tell us why the stipulated asset acquisition guidance to record intangible assets acquired at cost cannot apparently be applied to cryptocurrencies acquired through mining activities.
●	Tell us why it is appropriate to use a weighted-average costing method commonly used in inventory accounting to account for intangible cryptocurrencies when inventory accounting only applies to tangible assets as stipulated in the definition of inventory in ASC 330-10-20.
●	Tell us how you considered the unit of account when evaluating your cryptocurrencies for impairment under ASC 350-30-35-21 to 35-24. In your response, address the fact that you can transact in individual units (or fractions thereof) of a crypto asset (ASC 350-30-35-24(b)). Then, if you determine that it is not appropriate to evaluate different crypto assets or multiple units (or fractional units) of a single crypto asset that have different carrying amounts for impairment as a group, tell us how your use of a weighted average costing approach, which may offset an indicated loss in one crypto asset unit (fractional unit) with an indicated gain in another, is consistent with that guidance.

Response: In response to the Staff’s comment, we have revised our accounting treatment in this regard. We revised our financial statements and notes for the fiscal years ended December 31, 2021 and 2022 and recognized cryptocurrencies at cost based on ASC 350-30-30-1, and used first-in-first-out (FIFO) to account for our cryptocurrencies. For unit of account, we treat each individual cryptocurrency we mined as one unit when evaluating our cryptocurrencies for impairment. Please also refer to our response to Question 22 immediately above.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Pengju Wang
Pengju Wang
Co-Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC